

August 23, 2012

<u>Via Facsimile</u>
Luke Lalonde
President, Chief Executive Officer and Chief Financial Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

> **Re: SuperDirectories, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed March 30, 2012**
> **File No. 000-51533**

Dear Mr. Lalonde:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that the company has not yet filed its Form 10-Q for the quarter ended June 30, 2012 or a Form 12b-25 Notification of Late Filing. Please file the company's Form 10-Q or provide us with an update regarding the status on preparing the Form 10-Q. Refer to General Instruction A.1 of Form 10-Q.

Form 10-K for the Fiscal Year Ended September 30, 2011

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

2.   You disclose that you conducted an evaluation of the company's disclosure controls and procedures as of September 30, 2010. Please amend your Form 10-K to disclose the conclusion of the company's principal executive and principal financial officer regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this report, which is September 30, 2011. Refer to Item 307 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief